Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, April 21, 2023

RESULT OF VOTING FOR DIRECTORS AT ANNUAL SHAREHOLDERS’ MEETING

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) is pleased to announce the results of the vote on Directors at its April 20, 2023 Annual Shareholders’ Meeting.

Each of the nominee directors listed in Fairfax’s management proxy circular dated March 10, 2023 was elected as a director. The voting results for the twelve directors nominated for election are set forth in the table below:

Name of Nominee	Vote For (Aggregate)%		Vote Against (Aggregate)%		Vote For (Subordinate Voting Shares)%		Vote Against (Subordinate Voting Shares)%
Robert J. Gunn	25,887,680	81.28	5,963,997	18.72	8,270,923	58.10	5,963,997	41.90
David L. Johnston	31,158,762	97.79	705,184	2.21	13,542,005	95.05	705,184	4.95
Karen L. Jurjevich	31,205,775	97.93	658,170	2.07	13,589,018	95.38	658,170	4.62
R. William McFarland	29,468,318	92.48	2,395,629	7.52	11,851,561	83.19	2,395,629	16.81
Christine N. McLean	31,138,616	97.72	725,330	2.28	13,521,859	94.91	725,330	5.09
Brian J. Porter	31,571,815	99.08	292,132	0.92	13,955,058	97.95	292,132	2.05
Timothy R. Price	30,623,102	96.11	1,240,843	3.89	13,006,345	91.29	1,240,843	8.71
Brandon W. Sweitzer	30,739,750	96.47	1,124,194	3.53	13,122,993	92.11	1,124,194	7.89
Lauren C. Templeton	31,575,154	99.09	288,792	0.91	13,958,397	97.97	288,792	2.03
Benjamin P. Watsa	31,130,640	97.70	733,306	2.30	13,513,883	94.85	733,306	5.15
V. Prem Watsa	29,712,110	93.28	2,139,569	6.72	12,095,353	84.97	2,139,569	15.03
William C. Weldon	31,575,496	99.09	288,451	0.91	13,958,739	97.98	288,451	2.02

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development,
at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946